Connect Invest III LLC

6700 Via Austi Parkway, Suite E

Las Vegas, Nevada 89119

VIA EDGAR

June 16, 2025

Ms. Stacie Gorman

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Connect Invest III LLC (the “Company”)
Offering Statement on Form 1-A/A (the “Offering Statement”)
File No. 024-12602

Dear Ms. Gorman:

We filed the above-referenced Offering Statement on May 9, 2025. Pursuant to Rule 252(e) under the Securities Act of 1933, as amended, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified as of 4:00 p.m. Eastern Time on June 18, 2025 or as soon thereafter as is reasonably practicable.

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Ken Betts, the Company’s counsel at Egan Nelson LLP, at (214) 628-9524. The Company authorizes Ken Betts of Egan Nelson LLP to orally modify or withdraw this request for qualification.

CONNECT INVEST III LLC

By:	/s/ Todd B. Parriott
	Name:	Todd B. Parriott
	Title:	Chief Executive Officer

cc:	Kenneth L. Betts, Esq.